International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

T: 212-765-5500

F: 212-708-7144

August 3, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: International Flavors & Fragrances, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the Period Ended March 31, 2012

Filed May 8, 2012

Response dated June 28, 2012

File No. 1-4858

Dear Mr. Decker:

International Flavors & Fragrances Inc. (“IFF”, “we” or the “Company”) is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated July 6, 2012. The items below correspond to the matters raised in your letter, the questions raised by the Commission have been repeated, and the Company’s response immediately follows.

Form 10-K for the Year Ended December 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Company Response:

We respectfully acknowledge the Staff’s comments and, in our responses below, we provide an indication of our proposed additional disclosures or other revisions that we intend to include in our future filings.

Management’s Discussion and Analysis

Critical Accounting Policies and Use of Estimates

The Periodic Assessment of Potential Impairment of Intangible Assets Acquired in Business Combinations, page 40

2.	We note your response to comment two in our letter dated May 23, 2012. In regards to your determination of the chief operating decision maker, please tell us whether a group president is involved in the allocation of resources related to the other operating segment. Please also tell us whether any performance-based compensation for a group president is based on the results of the company as a whole or whether it is based solely on the results of their respective operating segment.

Company Response:

Our Group President, Flavors is not involved in the allocation of resources of the Fragrances segment and our Group President, Fragrances is not involved in the allocation of resources of the Flavors segment.

Our two primary performance-based compensation plans are the Annual Incentive Plan (“AIP”) and the Long-Term Incentive Plan (“LTIP”). Approximately 2,500 employees across the Company are eligible to participate in our AIP. Each participant’s AIP target award value is expressed as a percentage of base salary. Actual payouts can range from 0% to 200% of target based on achievement of specific financial performance metrics. For 2011, actual payouts were based on the achievement of four financial performance metrics: local currency sales growth, operating profit, gross margin and working capital. For our Group Presidents, the AIP performance metrics are weighted 50% on their respective operating segment’s performance and 50% on the total Company’s performance. The Compensation Committee of the Company’s Board of Directors consulted with its independent compensation consultant in establishing this 50/50 weighting. This 50/50 weighting helps to provide alignment across the organization and provides incentive to our employees to maximize overall company performance regardless of the individual segment results.

LTIP is a senior management level program with approximately 35 employees eligible company-wide, including the Group Presidents. All metrics are targeted and reported at the Company level only and, there is no differentiation based on group or department.

3.	Please help us better understand how you determined your revised reporting units. You have identified six components within your Fragrances operating segment. You have determined that five of these components do not individually constitute a business. Please help us better understand how you made this determination based on the guidance in ASC 805-10-55-4 through 9. For each of these components, please identify the inputs, processes, and outputs. Please note those elements that are and are not shared. To the extent that you manufacture the components at multiple facilities, please clarify if the components share the respective inputs and/or processes at each facility, or if there are facilities in which the components do not share inputs and/or processes. For each facility that manufactures products for components, please quantify the extent to which the shared facility manufactures products for each of the components. Please also ensure that you clearly explain to us how your analysis addresses the guidance in ASC 805-10-55-8.

Company Response:

We considered the guidance in ASC 805-10-55-4 which states that a business consists of inputs and processes applied to those inputs that have the ability to create outputs. In addition, ASC 805-10-55-8 states that determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. In accordance with ASC 805-10-55-4 through 9, we have determined that the five components which make up our Fragrance Compounds business (Fine Fragrance, Beauty Care, Fabric Care, Personal Wash and Home Care) do not individually constitute a business as a result of the shared inputs and processes used to create the outputs for all five components. We have identified below the key inputs, processes and outputs for each of the five components within Fragrance Compounds and identified which elements are shared and which are not shared between the components. The majority of the inputs and processes are shared among the five Fragrance Compound components.

Inputs

For each of the five Fragrance Compound components, the key inputs are:

•	Raw Materials & Work in Process Inventory - Substantially shared

•	Property, Plant & Equipment (Manufacturing Sites) - Shared

•	Employees & Trade Know-How - Substantially shared

•	Compound Formulas - Not shared

•	Raw Materials & Work in Process Inventory

Raw materials and work in process inventory are common across all five Fragrance Compound components. In order to gain efficiencies, the negotiation and execution of global raw materials contracts is generally conducted on a centralized basis to meet the needs of the business as a whole. However, the day-to-day procurement of raw materials is managed at the plant level for all components at that site in order to adapt to our customer demands and the sales mix.

•	Property, Plant & Equipment (Manufacturing Sites)

Each of the Company’s major global Fragrance Compounds facilities manufactures products for all five Fragrance Compound components. We do not have any manufacturing facilities that are dedicated solely to one Fragrance Compound component. We do have assets that are principally related to research and creative centers (R&D) and offices that are focused on certain Fragrance Compound components. However, these assets are not manufacturing assets and are used primarily for product development and administrative support functions (e.g., creative and office space).

•	Employees & Trade Know-How

A small percentage of employees can be specifically attributable to any individual component within our Fragrance Compound business. Generally, the majority of our employees who support the Fragrance Compounds business possess the skills and “trade know-how” necessary to create or sell compound formulas across the Fragrance Compounds components. While there are certain employees who focus on specific components within the Fragrance Compound business, the majority of employees supporting our Fragrance Compound business possess the necessary skills (e.g., knowledge of market trends, fragrance creation and evaluation) to support our Fragrance Compound business as a whole.

•	Compound Formulas

Fundamentally, formulas are managed according to specific individual product codes due to customer, regulatory and process control requirements. As such, individual formulas are specific to each component, however, there can be a significant level of commonality across the formulas of the components.

Processes

For each of our five Fragrance Compound components, the following processes are applied to the inputs noted above in order to create outputs:

•	Basic Research - Shared

•	Product Development (Creation & Evaluation) - Substantially shared

•	Sales and Customer Service - Shared

•	Procurement - Substantially shared

•	Manufacturing - Shared

•	Logistics & Distribution - Shared

•	Information Technology & Support Functions - Shared

•	Basic Research

We have a global research and development organization that is responsible for the identification and development of new ingredients, product technology or process improvements.

•	Product Development (Creation & Evaluation)

Within the Fragrance Compounds business, we have core formula structures which are shared on a global basis and then adapted for our various customers’ specific needs. The systems, processes and employees involved in the product development process are all similar in nature and generally shared across all components.

•	Sales and Customer Service

The majority of our sales teams are organized at the customer level, and not the component level, as more than half of our Fragrance Compound sales are comprised of major global customers. For the balance of our Fragrance Compound sales, the sales force is organized geographically, with responsibility for all customers across all components within that area of coverage. Additionally, customer service is organized at both the manufacturing sites and sales offices that service all components.

•	Procurement

As noted above, procurement contract negotiation and execution is conducted on a centralized basis to meet the needs of the business as a whole. However, the allocation of raw materials is managed at the plant level based on customer demands and product mix at each respective site.

•	Manufacturing

Products within all five components of Fragrance Compounds are manufactured on the same production lines and, as noted above, within the same manufacturing facilities. None of our manufacturing facilities is dedicated solely to any one Fragrance Compound component. Additionally, all components are produced at each of our manufacturing facilities.

•	Logistics & Distribution

Our logistics strategy and processes are developed and managed centrally while being executed locally to optimize our plant efficiency and working capital requirements. The process is not managed at a Fragrance Compound component level.

•	Information Technology & Support Functions

We have one single-instance information technology platform for invoicing, manufacturing, finance and human resources. This platform is shared across the entire Company and is not separately allocated to any individual component within our Flavors or Fragrances operating segments.

Outputs - Shared

Fragrance Compounds, (i.e., our outputs) are organized and sold to our customers based on “end-use” consumer market categories. These outputs are shared among all five components, as more than half of our Fragrance Compound sales are sold to major global customers that generally participate across all component levels. As almost all of our global customers purchase our outputs across all Fragrance Compound components, our customers expect us to be a full-service supplier and to participate and serve them in all of our market categories.

Quantitative Analysis of Shared Manufacturing Facilities

Our five largest Fragrance Compounds manufacturing facilities are located in the United States, the Netherlands, Singapore, China and Brazil. Each of these facilities serves all five Fragrance Compound components. The exact mix in any individual site will vary based on our customers’ supply chain structure and demands within specific regions.

Under separate confidential cover and in response to the Staff’s comment letter dated July 6, 2012, the Company has provided our quantitative analysis of the extent to which the shared facilities manufacture products for each of the components, which we believe demonstrates that these are shared facilities. We acknowledge that the staff maintains the right to request additional information.

Conclusion

All inputs and processes noted above, with the exception of formulas and a small percentage of creative and sales employees, are shared among all five Fragrance Compound components. As discussed in our prior response to your comment letter dated May 23, 2012, the shared inputs and processes described above are critical to creating outputs and are not easily replaced or replicated.

We believe the most likely market participant would be a strategic buyer, such as a large competitor. Based on historical precedent and our understanding of the industry, we believe this type of market participant would likely be interested only in buying the Fragrance Compounds business as a whole, and not at an individual component level. Doing so would provide the acquirer the greatest opportunity to: i) identify and realize synergies across all components of the business; ii) identify, implement and use best practices identified across the entire scope of the business; and iii) offset the potential negative reaction on the part of customers as a result of an acquisition.

We believe it is unlikely that an individual component within the Fragrance Compounds business would be sold or acquired because of the shared nature of the inputs and processes that would limit the ability to create sufficient value. We believe that the only level at which there is an integrated set of inputs and processes is at the Fragrance Compounds business level. On the other hand, if a market participant were to acquire a specific component within our Fragrance Compounds business (e.g., Personal Wash), we believe it would likely be done so in the form of an asset purchase for specific elements such as product formulas, customer lists and employee know-how. In accordance with ASC 805-10-55-5 and 8, we concluded that such a market participant would likely not be capable of conducting a business by acquiring non-shared elements.

Furthermore, in the event the market participant was instead a customer or from another industry, it would not be able to easily integrate the acquired inputs with their own inputs and processes and continue producing outputs, as described in ASC 805-10-55-5 and 8, without investing significantly to replace the shared inputs and processes that are not easily replicated or replaced.

Therefore, having considered the various requirements specified in ASC 805-10-55-5 and 8, we concluded that none of our five Fragrance Compound components individually represent a business given the significant level of shared inputs, processes and outputs.

4.	On page 15 of your Form 10-K you disclose that certain of your manufacturing facilities are the sole manufacturer of a specific ingredient. Please identify which components you are referring to in these disclosures.

Company Response:

The facilities cited on page 15 of our Form 10-K relate solely to our Fragrance Ingredients business, which we have designated as a separate reporting unit in our prior response to your comment letter dated May 23, 2012. The decision to have a particular site be the sole manufacturing location for the Company is done so to optimize manufacturing process efficiency, as well as streamline the regulatory approval process.

5.	In regards to your Flavors business, you have aggregated four geographical components into a single reporting unit. In this regard, please address the following:

•

Please tell us how you determined that these components have similar economic characteristics pursuant to ASC 350-20-35-35. Please also refer to ASC 350-20-55-6 through 8. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given component when compared to another component for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the components and your basis for concluding that each difference is temporary. In doing so, please address any apparent differences in economic characteristics and trends between each component being aggregated; and

•

We remind you that ASC 350-20-55-7 states that all of the factors in ASC 280-10-50-11 should be considered in determining whether the components of an operating segment have similar economic characteristics. Please tell us what consideration was given to each of these factors in ASC 280-10-50-11 as well as the other factors listed in ASC 350-20-55-7 in determining that these components should be aggregated.

Company Response:

As discussed in our prior response to your comment letter dated May 23, 2012, we have aggregated our four geographical components within our Flavors operating segment (Europe, Africa and Middle East (“EAME”), Greater Asia, North America and Latin America) into one reporting unit called “Flavors”. We determined that it was appropriate to aggregate each of these four components into a single reporting unit based on our overall judgment and our qualitative and quantitative analysis, as contemplated by ASC 350-20-55-7, with consideration of the guidance pursuant to ASC 350-20-35-35, ASC 280-10-50-11 and ASC 350-20-55-6 through 8. We have also considered the fact that ASC 350-20-55-7 states that while all of the below factors should be considered in the analysis of economic similarity, every factor does not need to be met for economic similarity to exist and that such assessments should be more qualitative than quantitative under ASC 350-20-55-6.

We considered each of the following factors stated in ASC 280-10-50-11 in determining whether our four components within the Flavors operating segment had similar economic characteristics:

•	The nature of the products and services;

•	The nature of the production processes;

•	The type or class of customer for their products and services;

•	The methods used to distribute their products or provide their services; and

•	The nature of the regulatory environment.

In addition, we also considered each of the following factors in ASC 350-20-55-7 in making such determination:

•	The manner in which an entity operates its business and the nature of those operations;

•

Whether goodwill is recoverable from the separate operations of each component business or form two or more component businesses working in concert (which might be the case if the components are economically interdependent);

•	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms; and

•	Whether the components support and benefit from common research and development projects.

Qualitative Analysis of Similar Economic Characteristics

Our Flavors operating segment creates, manufactures and supplies flavors primarily for the food and beverage industries. Our flavors are principally compounds of a large number of ingredients that are blended, mixed or reacted together to produce proprietary formulas created by our flavorists.

Factors considered per ASC 280-10-50-11

•	Nature of products

As we discussed in our prior response to your comment letter dated May 23, 2012, within each of our four geographical regions, we produce substantially similar Flavor products, which we broadly categorize into four customer end-use categories: (1) Savory, (2) Beverages, (3) Sweet and (4) Dairy. Each of the four regions manufactures and sells Flavor compounds across all end-use categories. Approximately half of our Flavors sales are to major global customers. While there are some variations made to our Flavor compound formulas in order to meet the local tastes and preferences within each respective region or countries within the regions, in many instances there is a common global “base” Flavor compound or technology which is the essence of a particular end-use product.

•	Nature of production processes

There is substantial commonality of inputs and production technology at a global level that contribute to the production process of the Flavors compounds manufactured within each region. While each manufacturing facility adapts its production process to the compound formula, the production facilities and technology used in the manufacturing process across each of the regions is substantially similar.

•	Type or class of customer

As each of our four geographical regions manufactures and sells substantially similar products for substantially similar end-uses, each region also sells its Flavors compounds to the same types of customers (e.g., food and beverage product manufacturers). Additionally, approximately half of total Flavors Compounds are sold to the same global customers across all four regions.

•	Methods used to distribute products

Distribution channels tend to be organized regionally based on the common customers, product types and sales mix. Distribution is driven by our manufacturing footprint in each of the respective regions.

•	Regulatory Environments

Each region operates within a similar regulatory environment, although there may be specific federal, regional and local legislation and regulations related to the food, beverage and pharmaceutical industries, as well as health and safety, and environmental regulations. Specific legislation and regulations may differ by region, and/or by country; however, the overall purpose of each regulatory body or agency (e.g. food safety) is relatively similar across all four regions.

Other factors considered per ASC 350-20-55-7

•	Manner in which entity operates and nature of operations

The Flavors business is regional in nature, with different formulas that reflect local tastes and preferences. While the Flavors business is organized regionally, the manner in which we operate and the nature of the operations are similar across all regions as the nature of the products, production process, customer type, distribution process and regulatory environment are all substantially similar.

•	Goodwill

We believe that goodwill is recoverable at the Flavors business level as a whole, and not at the individual component level, given the shared inputs and processes and common global customers, that result in some economic interdependency of the components working together as a business at the Flavors Compounds level.

•	Extent to which the component businesses share assets and other resources

Our more significant global and regional resources and assets which are shared include: procurement, information technology, basic research and product development (that is focused on a series of core platforms of excellence). Sharing of these global and regional resources helps in optimizing productivity and process efficiency while still enabling the organization to tailor the final product to the specific local needs. While each region executes its own raw material procurement, manufacturing planning and formula adoption in order to meet local needs, the business processes, equipment and product technology used to manufacture Flavor compounds are similar across all regions.

•	Common research and development projects

We have a shared global research and product development organization supporting our global Flavors business. This organization conducts research and development along “platforms of excellence” and the results of the research and development in each of these platforms is distributed to and shared across all four regions within our Flavors operating segment. Within each region, these platforms are then customized to reflect the specific preferences and tastes of that region.

•	Selling and administrative expenses

The majority of our sales teams are organized at the customer level, and not the component level, as approximately half of our Flavors sales are to major global customers. For the balance of our Flavors sales, our sales force is organized geographically, with responsibility for all customers across all components within that area of coverage. Additionally, customer service is organized at the manufacturing site level that services all components.

Quantitative Analysis of Similar Economic Characteristics

The success of our Flavors business is fundamentally driven by volume growth and gross margin levels. We believe that analyzing the gross margins for each of the Flavors components is most relevant to assessing differences or similarities in the underlying business environment. It is also a key measure used in managing the business by the segment manager, given the shared nature of the research, selling and administrative resources and processes as noted previously. We acknowledge we also have other discrete financial information prepared at the regional level (i.e., operating profit before adjustments by region), as previously provided to you under separate confidential cover in response to your comment letter dated May 23, 2012. However, since operating profit before adjustments does not include an appropriate allocation of global and shared operational expenses, we did not believe this was an appropriate metric to use in making our determination regarding aggregation.

Under separate confidential cover and in response to the Staff’s comment letter dated July 6, 2012, we have provided our quantitative analysis of gross margin by region for each of the last five fiscal years and the three months ended March 31, 2012. We acknowledge that the staff maintains the right to request additional information.

Based on our analysis, gross margins at the component level are closely aligned around the overall average gross margin for the global Flavors operating segment. In particular, the deviation around the mean has narrowed in recent years as we continue to implement our global business strategy and shared business process platforms. We believe this narrowing is a strong indication of components with similar economic profiles.

We do acknowledge that there are gross margin differences among regions. Some of the gross margin differences among regions inevitably relate to foreign currency rates relative to the U.S. dollar, which is our reporting currency. One other difference which should be noted relates to the temporary lower gross margin experienced during fiscal years 2007–2009 within the North American region, when compared to the other regions. The lower gross margins in North America were substantially due to higher input costs of raw materials experienced in those years in the context of the sales mix for that region. However, beginning in 2010, we have seen improvements in North America’s gross margins, as increases in raw material costs began to moderate, customer pricing improved, and as we began to implement our global business strategy to exit low margin sales activities. We expect this positive trend in North America gross margins to continue. Accordingly, we have concluded this temporary difference does not result in dissimilar financial profiles between North America and the other regions.

Conclusion

Based on the relevant facts and circumstances related to the manner in which our Flavors business is managed and operated as described above, and in consideration that ASC 350-20-55-7 states that every factor does not need to be met for economic similarity to exist and that ASC 350-20-55-6 states that such assessments should be more qualitative than quantitative, we concluded that the four geographical regions of our Flavors operating segment have similar economic characteristics and should be aggregated.

Financial Statements

Notes to the Financial Statements

Note 12. Segment Information, page 72

6.	We note your response to comment four in our letter dated May 23, 2012. In a similar manner to your response, please disclose that it would be impracticable for you to provide product information at a lower level. Refer to ASC 280-10-50-40.

Company Response:

Beginning with our Form 10-K for the year ended December 31, 2012, we will include the following disclosure:

We have not disclosed revenues at a lower level than provided herein, such as revenues from external customers by product, as it is impracticable for us to do so.

Form 10-Q for the Period Ended March 31, 2012

General

7.	Please address the above comments in your interim filings as well, as applicable.

Company Response:

We respectfully acknowledge the Staff’s comment, and will address the comments above in future interim filings, as applicable.

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If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7270.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kevin C. Berryman
Kevin C. Berryman
Executive Vice President and Chief Financial Officer